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                                                                      EXHIBIT 12
                                                                     (Unaudited)

              CHAMPION INTERNATIONAL CORPORATION AND SUBSIDIARIES
              Computation of Ratios of Earnings to Fixed Charges
                 (In thousands of dollars, except ratio data)
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
                                                                                                         Nine Months Ended
                                                         Years Ended December 31,                          September 30,
                                          -------------------------------------------------------     ---------------------
                                             1,991      1,992       1,993      1,994        1,995          1,995      1,996
                                          --------   --------    --------   --------    ---------     ----------   --------
Income (Loss) From Continuing
  Operations                               $40,343    $13,920   ($134,454)   $63,305     $771,835       $554,341   $131,202

Add (Deduct):
  Income Taxes                              37,855     (4,328)    (31,222)    24,951      464,728        353,688     68,602
  Portion of Rents Representative
    of an Interest Factor                    9,245      8,694       8,401      8,373        8,181          5,986      7,295
  Interest Expense on all Indebtedness     264,666    249,732     262,558    248,079      240,383        182,699    176,730
  Capitalized Interest                     (54,139)   (43,437)    (37,900)   (12,993)     (14,367)       (10,460)   (14,336)
  Preferred Stock Dividends of
    Weldwood of Canada                           9       ---         ---        ---          ---            ---        ---
  Equity Income of, Less Dividends
    Received From, Unconsolidated
    Affiliates                              (1,931)      (972)       (463)      (337)        (338)          (229)      (903)
                                          --------   --------    --------   --------    ---------     ----------   --------
Income (Loss), as adjusted                $296,048   $223,609     $66,920   $331,378   $1,470,422     $1,086,025   $368,590
                                          ========   ========    ========   ========    =========     ==========   ========
Fixed Charges:
  Portions of Rents Representative
    of an Interest Factor                   $9,245     $8,694      $8,401     $8,373       $8,181         $5,986     $7,295
  Interest Expense on all Indebtedness     264,666    249,732     262,558    248,079      240,383        182,699    176,730
  Preferred Stock Dividends of
    Weldwood of Canada                           9        ---         ---        ---          ---            ---        ---
                                          --------   --------    --------   --------    ---------      ---------   --------
Fixed Charges                             $273,920   $258,426    $270,959   $256,452     $248,564       $188,685   $184,025
                                          ========   ========    ========   ========    =========      =========   ========


Ratio of Earnings to Fixed Charges            1.08       0.87        0.25       1.29         5.92           5.76       2.00
                                          ========   ========    ========   ========    =========      =========   ========
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